

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Brian Ferdinand
Chief Executive Officer
LUXURBAN HOTELS INC.
2125 Biscayne Blvd.
Suite 253
Miami, FL 33137

> **Re: LUXURBAN HOTELS INC.**
> **Registration Statement on Form S-1**
> **Filed June 21, 2023**
> **File No. 333-272803**

Dear Brian Ferdinand:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard H. Kronthal, Esq.